SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

60 EAST 42ND ST. ASSOCIATES L.L.C.
(Name of Subject Company)

60 EAST 42ND ST. ASSOCIATES L.L.C.
(Name of Person(s) Filing Statement)

Participation Units of LLC Member Interests

(Title of Class of Securities)

829907104

(CUSIP Number of Class of Securities)

Thomas N. Keltner, Jr.

Wien & Malkin LLC

60 East 42nd Street

New York, New York 10165

(212) 850-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Michael A. Schwartz, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000

___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Page

Item 1.Subject Company Information.

(a) The name of the subject company is 60 East 42nd St. Associates L.L.C., a New York limited liability company ("Associates"). The address and telephone number of Associates' principal offices are 60 East 42nd Street, New York, New York 10165 and (212) 687-8700.

(b) The title of the class of equity securities to which this Solicitation / Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Associates' Participation Units of LLC member interests each in the original face amount of $10,000 (the "Units"). As of the date of this Schedule 14D-9, there are 700 Units outstanding.

Item 2.Identity and Background of Filing Person.

(a) Name and Address of the Person Filing this Statement

The filing person's name, business address and business telephone number are set forth in Item 1(a) above.

(b) Offer to Purchase by the Wien & Malkin Offeror

This Schedule 14D-9 relates to the offer (the "Wien & Malkin Offer") by Wien & Malkin 60 East 42nd St. Acquisition L.L.C. (the "Wien & Malkin Offeror"), to purchase up to 135 Units at a purchase price equal to $60,000 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between March 8, 2007 and April 10, 2007, or such other date to which the Wien & Malkin Offer may be extended (the "Wien & Malkin Offer Consideration"). The Wien & Malkin Offer is on the terms and subject to the conditions set forth in the Wien & Malkin Offeror's offer to purchase, dated March 8, 2007, and in the related letter of transmittal (collectively, the "Wien & Malkin Offer to Purchase").

The Wien & Malkin Offer to Purchase is disclosed in a Tender Offer Statement on Schedule TO, dated March 8, 2007 (together with the exhibits thereto, as amended, the "Schedule TO"), filed by the Wien & Malkin Offeror with the Securities and Exchange Commission. The Schedule TO states that the address and telephone number of the Wien & Malkin Offeror's principal executive office is 60 East 42nd Street, New York, New York 10165. All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Wien & Malkin Offeror or its affiliates (other than Associates), or actions or events with respect to any of them, was obtained from reports filed by the Wien & Malkin Offeror with the Securities and Exchange Commission, including, without limitation, the Schedule TO, and Associates takes no responsibility for such information.

The Wien & Malkin Offeror is an affiliate of Associates. All membership interests in the Wien & Malkin Offeror are owned by Peter L. Malkin and Anthony E. Malkin, who are, respectively, Chairman and President of Wien & Malkin LLC (the "Supervisor"), which provides supervisory and other services to Associates as described below.

Item 3.Past Contacts, Transactions, Negotiations and Agreements.

As of date of this Schedule 14D-9, Associates' members are Peter L. Malkin, Anthony E. Malkin and Thomas N. Keltner, Jr. (individually, an "Agent" and, collectively, the "Agents"), each of whom acts as an agent for holders of Units in Associates (individually, a "Participant" and, collectively, the "Participants"). All three Agents are affiliated with the Supervisor, which provides supervisory and other services to Associates as described below. Associates has no directors or officers, and the Supervisor and the Agents conduct the operating management and administration of the business of Associates.

Of the three Agents, Peter L. Malkin is manager or trustee of entities which own Units on behalf of the Malkin family; Anthony E. Malkin owns Units and is also manager or trustee of entities which own Units on behalf of the Malkin family, and Thomas N. Keltner, Jr. owns a fractional Unit. None of the Agents intends to tender to the Offeror any of the Units owned by him or over which he has dispositive power.

The Wien & Malkin Offeror is an affiliate of Associates. All membership interests in the Wien & Malkin Offeror are owned by Peter L. Malkin and Anthony E. Malkin, who are, respectively, Chairman and President of the Supervisor.

Except as described in this Schedule 14D-9, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings, or actual or potential conflicts of interest, between (1) Associates or its affiliates, on one hand, and (2) Associates or the Wien & Malkin Offeror or their respective executive officers, directors or affiliates, on the other.

Property Acquisition and Lease.

In 1954, Associates acquired interests in the Lincoln Building (the "Building") and underlying land at 60 East 42nd Street, New York, New York (the "Property"), which in 1958 were converted to Associates' ownership of fee title to the Property, subject to a long-term net operating lease (the "Lease") to Lincoln Building Associates L.L.C. ("Lessee").

The current Lease term, including renewals, expires on September 30, 2033. Participants have approved granting Lessee the right to further extensions of the Lease (1) to 2083 in consideration of a $28 million building improvement program undertaken by Lessee in 1999-2000 and (2) to a later date in consideration of Lessee joining a further improvement program of approximately $85 million, with such renewals based on the net present benefit to Associates of the improvements made. As of December 31, 2006, approximately $65 million of costs for such program had been incurred, and approximately $20 million of costs are estimated to remain for currently planned work. Sprinklers will have to be installed throughout the Building to comply with new local law at an additional cost.

The Lease, as modified to date, provides that Lessee is required to pay Associates:

    annual basic rent (the "Basic Rent") equal to the sum of $24,000 for supervisory services payable to the Supervisor plus the constant installment payments of interest and amortization (excluding any balloon principal due at maturity) payable during such year under all mortgages to which the Lease is subordinate, provided that the aggregate principal balance of all mortgages now or hereafter placed on the Property does not exceed $100 million plus refinancing costs.

(ii) (A) additional rent (the "Additional Rent") equal to the lesser of (x) Lessee's net operating income for the lease year or (y) $1,053,800 and (B) further additional rent ("Further Additional Rent") equal to 50% of any remaining balance of Lessee's net operating income for such lease year. (Lessee has no obligation to make any payment of Additional Rent or Further Additional Rent until after Lessee has recouped any cumulative operating loss accruing from and after September 30, 1977. There is currently no accumulated operating loss against which to offset payment of Additional Rent or Further Additional Rent.)

(iii) an advance against Additional Rent equal to the lesser of (x) Lessee's net operating income for the preceding lease year or (y) $1,053,800, which, in the latter amount, will permit basic distributions to Participants at an annual rate of approximately 14% per annum on their remaining cash investment in Associates; provided that if such advances exceed Lessee's net operating income for any Lease year, advances otherwise required during the subsequent lease year will be reduced by an amount equal to such excess until Lessee has recovered, through retention of net operating income, the full amount of such excess. After the Participants have received distributions equal to a return of 14% per annum, $7,380 is paid to the Supervisor from the advances against Additional Rent.

If any approved Property mortgage is modified, the Basic Rent will be adjusted to equal the annual debt service payments under the modified mortgage (not including any balloon principal payment due at maturity) plus the Supervisor's annual supervisory fee of $24,000.

Supervisory Services.

The supervisory services provided to Associates by the Supervisor include, but are not limited to, conducting annual supervisory review meetings, maintaining all of Associates' entity and Participant records, performing physical inspections of the Building, providing or coordinating counsel services to Associates, reviewing insurance coverage and receipt of monthly rent from Lessee, payment of monthly and additional distributions to the Participants, payment of all other disbursements, confirmation of the payment of real estate taxes, active review of financial statements submitted to Associates by Lessee and financial statements audited by and tax information prepared by Associates' independent registered public accounting firm, and distribution of related materials to the Participants. The Supervisor also prepares quarterly, annual and other periodic filings with the Securities and Exchange Commission and applicable state authorities.

The Supervisor receives from Associates an annual fee of $24,000 ("Basic Payment"). The Supervisor also receives 10% of all distributions to Participants in any year in excess of 14% per annum on their remaining cash investment ("Additional Payment"). The Additional Payment was $917,544 for 2006 and $708,347 for 2005. Associates pays the Supervisor for other services at hourly rates.

Certain Relationships and Related Transactions.

Peter L. Malkin is Chairman, and Anthony E. Malkin is President, of Wien & Malkin LLC, which serves as Supervisor of Associates. Peter L. Malkin and Anthony E. Malkin own the entire equity interest in, and control, the Wien & Malkin Offeror.

Each of Peter L. Malkin, Anthony E. Malkin, and Thomas N. Keltner, Jr., the members of Associates who act as Agents for Participants, holds a position at the Supervisor and may, by reason of his position at the Supervisor, receive income attributable to supervisory services or other payments made to the Supervisor by Associates and Lessee.

The Agents receive no compensation for serving as Agents. Other than their interest in the Supervisor, their interests in Associates arise solely from any ownership of Units by them, and they receive no benefit from Unit ownership not shared on a pro rata basis with all other Unit holders. As noted above, each of the Agents owns Unit interests for himself and/or his family.

Wien & Malkin LLC is also the supervisor of the Lessee, for which it receives $180,000 per year and 10% of distributions to Lessee's members in excess of $400,000 per year.

Peter L. Malkin is a member of Lessee, as nominee for a family LLC in which he is manager, and interests therein are owned for the benefit of members of his family.

As a consequence of the foregoing, certain actual or potential conflicts of interest may arise with respect to the management and administration of the business of Associates. However, under the respective Participating Agreements, the prior consent of a specified percentage interest of the Participants is required for certain major transactions, including modification of the Lease and mortgage or sale of the Property.

Item 4.The Solicitation or Recommendation.

(a) Recommendation

ASSOCIATES RECOMMENDS AGAINST TENDERING UNITS TO THE OFFEROR IN THE OFFER.

(b) Reasons for the Recommendation

The Purpose of the Wien & Malkin Offer

The Wien & Malkin Offer states that it is being made by the Wien & Malkin Offeror in response to an offer made by MacKenzie Patterson Fuller, LP and certain of its affiliates (the "MPF Offer") to purchase up to 135 Units at a purchase price equal to $60,000 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between February 16, 2007 and April 6, 2007, or such other date to which the MPF Offer may be extended. In making the Wien & Malkin Offer at the same $60,000 per Unit as the MPF Offer, the Wien & Malkin Offeror states its belief that, among other things, the consideration offered in each of the Wien & Malkin Offer and the MPF Offer undervalues the Units and is less than the amount that a Unit holder would realize if it continues to hold the Units. The Wien & Malkin Offeror does NOT recommend that Unit holders sell pursuant to the Wien & Malkin Offer or the MPF Offer.

The Wien & Malkin Offeror explains in its Offer that it is making the Wien & Malkin Offer simply to allow Unit holders who want to sell at the MPF price the ability to do so by selling to the Wien & Malkin Offeror whose principals are known to the Unit holders and have a longstanding, supportive relationship with Associates, rather than selling at the same price to MPF whose identity and intentions are largely unknown to Unit holders.

The consideration offered in the Wien & Malkin Offer was established by the Wien & Malkin Offeror simply to match the purchase price offered in the MPF Offer, and the Wien & Malkin Offeror did not perform any valuation of the assets of Associates or the Units for that purpose.

Inadequate Consideration for the Units

The Supervisor believes the consideration offered for Units in each of the Wien & Malkin Offer and the MPF Offer is not beneficial to Participants who are long-term investors interested in attractive levels of current income. For a Participant holding a Unit ($10,000 original investment), distributions were $10,327 for 2004, $10,507 for 2005, and $13,192 for 2006, representing what the Supervisor believes to be very favorable annual returns on the $60,000 Offer price.

None of the Agents intends to sell to the Wien & Malkin Offeror or the MPF Offeror his Units (or any Unit over which he has dispositive control) pursuant to such Offer, and each of the Agents has a favorable view of Associates' future. Over the past several years, Associates has undertaken with Lessee an $85 million Building improvement program now near completion, has engaged a new leasing and marketing agent, and has joined the W&H Portfolio of office buildings-during which time the Building has experienced enhanced occupancy and rental rates. Although no assurance can be given as to future results, the Supervisor and Agents believe the foregoing actions will continue to enhance Associates' operating results and Participants' distributions.

Long Term Investment Vehicle; Alternative Sales Arranged by the Supervisor

The Supervisor has a long-standing policy of recommending to all Participants that they retain their Units as long-term income producing investments, as originally intended when the investment was created in 1954.

However, because the Supervisor understands that Participants from time to time may require liquidity for their investments, and because there is no active trading market in the Units, the Supervisor has in the past been able to arrange a purchase of Units when contacted by a Participant who no longer desires long-term ownership. Set forth below are details of all transactions in the Units arranged by the Supervisor since February 1, 2006:

Transaction Date	Sale Price Per Full Unit (original $10,000 investment)	Number of Units Sold
10/02/06	$65,000	0.166667
01/02/07	$65,000	0.055556
01/02/07	$65,000	0.055556

Each of the Wien & Malkin Offer and the MPF Offer is at a price of $60,000 per Unit. Each of the recent transactions in the table above was effected by the Supervisor at a price in excess of such Offer price. The Supervisor believes that even these prices in the table above are less than the long-term value of the Units and so advised each Participant who requested that the Supervisor arrange a sale prior to such sale.

a. Intent

Each of the Agents owns Unit interests for himself and/or his family. None of the Agents intends to tender any Units to the Wien & Malkin Offeror or MPF.

Item 5.Persons/Assets Retained, Employed, Compensated or Used.

Except as described in this Schedule 14D-9, Associates has not directly or indirectly employed, or agreed to compensate, any person to make solicitations or recommendations in connection with the Wien & Malkin Offer to Purchase.

Item 6.Interest in Securities of the Subject Company.

Since February 1, 2006, Peter L. Malkin or entities for the benefit of his family members have purchased in private transactions 0.27779 Units (in addition to their prior ownership of Units) at a price of $65,000 per full Unit (original $10,000 investment).

Except as set forth herein, no transactions in the Units have been effected during the past 60 days by Associates or, to Associates' knowledge after reasonably inquiry, any of Associates' affiliates.

Item 7.Purposes of the Transaction and Plans or Proposals.

Associates is not currently undertaking or engaged in any negotiation in response to the Wien & Malkin Offer or the MPF Offer that relates to: (i) a tender offer for or other acquisition of securities by Associates or any other person; (ii) an extraordinary transaction, such as a merger or reorganization, involving Associates; (iii) a purchase, sale or transfer of a material amount of assets by Associates; or (iv) any material change in the present indebtedness (other than planned drawdowns of its mortgage loan for Building improvements), capitalization or dividend policy of Associates.

There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Wien & Malkin Offer or the MPF Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

Item 8.Additional Information to be Furnished.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Item 9.Exhibits.

(a) Disclosure Materials Distributed to Security Holders. See below.

(e) Arrangements or Understandings Listed in Item 3. See below.

(g) Written Instructions Furnished to Persons Making Oral Solicitations. See below.

Exhibit No.	Description
(a)(1)	Letter of Associates to Participants, dated March 21, 2007
(e)(1)

Partnership Agreement, dated September 25, 1958 (filed by letter dated March 31, 1981 [Commission File No. 0-2670] as Exhibit 3 to Associates' Form 10-K for the fiscal year ended December 31, 1980, and incorporated by reference)

(e)(2)	Associates' Consent and Operating Agreement dated as of November 28, 2001 (incorporated by reference to Exhibit 3(c) to Associates' Annual Report on Form 10-K for the period ended December 31, 2005)
(e)(3)

Form of Participating Agreement (incorporated by reference to Exhibit 4 to Associates' Form S-1 Registration Statement, as amended [the "Registration Statement"] by letter dated June 28, 1954 and assigned File No. 2-10981)

(e)(4)

Form of Net Lease between Associates and Lincoln Building Associates L.L.C. (incorporated by reference to Exhibit 9 to Associates' Registration Statement by letter dated June 28, 1954 and assigned File No. 2-10981)

(e)(5)

Modification of Lease Agreement dated as of January 1, 1964 between Associates and Lincoln Building Associates L.L.C. (incorporated by reference to the Schedule 14D-9 filed by Associates on March 2, 2007 with respect to the MPF Offer)

(e)(6)	Second Modification of Lease Agreement, dated January 1, 1977 (incorporated by reference to Exhibit II under Item 10(b) of Associates' Form 10-K for the period ended December 31, 1979)
(e)(7)	Third Modification of Lease Agreement, dated March 28, 1980 (incorporated by reference to Exhibit II under Item 10(b) of Associates' Form 10-K for the period ended December 31, 1979)
(e)(8)

Fourth Lease Modification Agreement dated as of April 1,1981 between Associates and Lincoln Building Associates L.L.C. (incorporated by reference to the Schedule 14D-9 filed by Associates on March 2, 2007 with respect to the MPF Offer)

(e)(9)

Fifth Lease Modification Agreement dated as of April 1,1982 between Associates and Lincoln Building Associates L.L.C. (incorporated by reference to the Schedule 14D-9 filed by Associates on March 2, 2007 with respect to the MPF Offer)

(e)(10)

Sixth Lease Modification Agreement dated as of October 1, 1987 between Associates and Lincoln Building Associates L.L.C. (incorporated by reference to the Schedule 14D-9 filed by Associates on March 2, 2007 with respect to the MPF Offer)

(e)(11)

Seventh Lease Modification Agreement dated as of March 1, 2000 between Associates and Lincoln Building Associates L.L.C. (incorporated by reference to the Schedule 14D-9 filed by Associates on March 2, 2007 with respect to the MPF Offer)

(e)(12)

Eighth Lease Modification Agreement dated as of November 23, 2004 between Associates and Lincoln Building Associates L.L.C. (incorporated by reference to the Schedule 14D-9 filed by Associates on March 2, 2007 with respect to the MPF Offer)

(g)(1)

Memorandum dated March 1, 2007 to certain Wien & Malkin staff members regarding telephone responses to investor inquiries on the Wien & Malkin Offer and the MPF Offer (incorporated by reference to the Schedule 14D-9 filed by Associates on March 2, 2007 with respect to the MPF Offer)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

60 EAST 42ND ST. ASSOCIATES L.L.C.

By:     /s/ Peter L. Malkin_____

Peter L. Malkin, Member

By:     /s/ Anthony E. Maklin___

Anthony E. Malkin, Member

Dated: March 21, 2007